Exhibit 4.3.9

EIGHTH AMENDMENT TO THE

PNC FINANCIAL SERVICES GROUP, INC.

INCENTIVE SAVINGS PLAN

WHEREAS, The PNC Financial Services Group, Inc. (the “Corporation”) sponsors The PNC Financial Services Group, Inc. Incentive Savings Plan (the “Plan”); and

WHEREAS, the Corporation has the authority under Article XIV to amend the Plan, and the Corporation wishes to amend the Plan as set forth below.

NOW, THEREFORE, IT IS RESOLVED, that the Plan is hereby amended as follows:

1. Effective January 31, 2005, Section 1.17 of the Plan is amended to provide in its entirety as follows:

1.17 “Eligible Employee” shall mean any Employee, but specifically does not include: (i) Employees covered by a collective bargaining agreement where retirement benefits were the subject of good faith bargaining; (ii) leased employees (as defined in Code Section 414(n)), (iii) effective July 31, 1998, Employees hired and classified by the Employer as construction laborers, (iv) effective February 1, 2001, Employees who on January 31, 2001 satisfied all of the following: (A) they were employed by PNC Mortgage Corp. of America or PNC Mortgage Securities Corp., (B) they were on long-term disability leave and (C) were eligible to participate in the PNC Retirement Savings Plan, (v) effective January 1, 2002, employees classified by an Employer as temporary employees, (vi) prior to September 28, 2001, Employees eligible to participate in the PNC Retirement Savings Plan; (vii) effective for the period from October 22, 2003 through and including December 31, 2003, Employees of AdvisorPort, Inc. a Delaware corporation and wholly-owned subsidiary of PFPC Worldwide, Inc.; (viii) effective for the period beginning on January 1, 2004 and ending on March 31, 2004, Employees of United National Bancorp, its subsidiaries and affiliates, whose employment with PNC begins on or about January 1, 2004 a result of the merger of United National Bancorp and PNC or whose employment begins during said period as a result of being hired during said period and whose compensation is paid from the former United payroll during said period, and such Employees shall first be Eligible Employees on April 1, 2004; (ix) effective July 1, 2004, all employees of PFPC Worldwide, Inc. and its participating subsidiaries, including employees identified in subsection (vii) above; (x) effective January 1, 2005, former employees who are rehired and classified by an employer as temporary employees even if such employees were Eligible Employees prior to their previous termination of employment, and employees who are reclassified by an employer as temporary employees even if such employees were Eligible Employees immediately before being reclassified as temporary employees; and (xi) effective January 31, 2005, employees who are employed by Metric Property Management, Inc. on January 31, 2005 and any employees whose employment by Metric Property Management, Inc. begins on and after February 1, 2005.

In all other respects the Plan shall remain in full force and effect in accordance with its terms.

Executed and adopted by The PNC Financial Services Group, Inc. by its duly authorized delegate this 31st day of January, 2005.

/s/ William E. Rosner
William E. Rosner
Senior Vice President and Chief Human Resources Officer